Exhibit 99.100

Amaya announces cross currency swap agreements

MONTREAL, March 16, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today announced a subsidiary of the Corporation (the “Subsidiary”) has entered into cross currency swap agreements (the “Swap Agreements”) that it anticipates will result in lower interest payments on existing debt and mitigate the impact of fluctuations in the Euro to US Dollar (“USD”) exchange rate.

The Swap Agreements allow the Subsidiary to create synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016%1 in place of USD interest payments bearing a minimum floating interest rate of 5.0%2 related to the USD$1.75 billion seven-year first lien term loan secured by the Subsidiary on August 1, 2014. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro/USD FX Rate of 1.1102 on USD notional amount3 of $1.74125 billion.

The Euro/USD spot rate at market close on March 13, 2015 was 1.0465 (simple average).

The Swap Agreements are designed to:

•	improve matching of the currency denomination of the assets and liabilities of Amaya’s Rational Group B2C business, and;

•	hedge[4] the exposure of Amaya’s equity holders to movements of both interest rates and the Euro to USD rate of exchange.

ABOUT AMAYA

Amaya is the owner of Rational Group, which owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

Forward-Looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of future events constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business and economic uncertainties and contingencies, including fluctuations in currency exchange rates. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

[1]	A simple average of the different interest rates for the various Swap Agreements
[2]	USD 3 month Libor plus a 4.0% margin, with a Libor floor of 1.0%
[3]	The notional amounts of the cross currency swap represent the amount to which a Euro/USD rate is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in Amaya’s Consolidated Statement of Financial Position.
[4]	In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows. Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information: Investor inquiries: Tim Foran, 416.545.1325, ir@amaya.com

CO: Amaya Inc.

CNW 07:45e 16-MAR-15